SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12016
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERFACE, INC. SAVINGS AND INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA 30339

Interface, Inc.
Savings and Investment Plan
Financial Statements and Supplemental Schedules
As of December 31, 2008 and 2007
and for the Years Ended December 31, 2008 and 2007

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia
We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Atlanta, Georgia
June 17, 2009

Interface, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets
Investments, at fair value
Common and collective trust	$18,085,911	$16,564,594
Mutual funds	37,445,688	58,287,529
Interface, Inc. stock fund	3,253,532	10,656,920
TradeLink Investments — self-directed brokerage	229,096	302,316
Participant loans	3,065,380	2,435,179
Cash and cash equivalents	5,189	499

Total investments	62,084,796	88,247,037

Receivables
Participant contributions	176,115	149,601
Employer contributions	74,482	58,226

Total receivables	250,597	207,827

Liabilities
Excess contributions payable	—	(77,060)

Net assets available for benefits at fair value	62,335,393	88,377,804

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	169,538	(98,485)

Net assets available for benefits	$62,504,931	$88,279,319

See report of independent registered public accounting firm and accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007

Additions to (deductions from) net assets

Investment income(loss):
Interest and dividend income from mutual funds	$1,888,678	$3,265,945
Interest income from common and collective trust	732,462	1,108,899
Dividend income from Interface, Inc. stock fund	74,929	57,795
Interest income from participant loans	208,589	248,552
Net appreciation (depreciation) in fair value of Interface, Inc. stock fund	(7,377,077)	1,995,655
Net appreciation (depreciation) in fair value of mutual funds	(22,688,977)	1,680,260

Net investment income (loss)	(27,161,396)	8,357,106

Contributions:
Participant	6,243,808	7,136,469
Employer	2,511,291	2,891,276
Rollovers	139,034	280,733

Total contributions	8,894,133	10,308,478

Deductions
Benefits paid to participants	7,485,955	10,344,091
Administrative expenses	21,170	52,280

Total deductions	7,507,125	10,396,371

Net increase (decrease) in net assets	(25,774,388)	8,269,213

Transfers to other qualified plans (Note 1)	—	(33,196,244)

Net assets available for benefits, beginning of year	88,279,319	113,206,350

Net assets available for benefits, end of year	$62,504,931	$88,279,319

See report of independent registered public accounting firm and accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan		The following description of the Interface, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

		a.	General — The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the “Company”) who have six months of service and are age eighteen or older. The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of September 1, 2005, employees hired on or after this date are automatically enrolled in the Plan at a three percent contribution rate. Effective January 1, 2007, employees hired prior to September 1, 2005 and who were not enrolled in the Plan were automatically enrolled at a three percent contribution rate. Employees that do not want to participate in the Plan are required to elect out of the Plan.

On July 16, 2007, Interface, Inc. sold its Fabrics Group business segment (comprised of InterfaceFABRIC, Inc. and its related subsidiaries) to a third party. As a result of this transaction, employees of the Fabrics Group ceased to be employees of subsidiaries of Interface, Inc., and the Interface, Inc. Administrative Committee agreed to transfer the Plan accounts, including outstanding loan balances, of those Fabrics Group employees who had account balances under the Plan to a newly established 401(k) plan of the purchaser, effective October 1, 2007. Fabrics Group employees were not entitled to a distribution from the Plan as a result of the transfer.

Effective January 1, 2008, the Company amended and restated the Plan to incorporate all prior changes, including those referenced above.

b.	Contributions — Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $15,500 for 2008 and 2007, respectively. Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,000 for both 2008 and 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common and collective trust, a Company common stock fund, and twenty-five mutual funds as well as a self-directed brokerage account option as investment options for participants. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Employees of certain subsidiaries in the formerly-owned Fabrics Group also received an additional matching contribution of 25 percent of base compensation that a participant contributed to the Plan between 4 percent and 5 percent of compensation; such matching contributions ceased on July 15, 2007. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were made by the Company to the Plan during the years ended December 31, 2008 and 2007. Contributions are subject to certain limitations.

c.	Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.	Participant Loans — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The maximum loan amount is also reduced by the balance of any self-directed brokerage accounts. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.	Payment of Benefits — On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.	Forfeited Accounts — Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2008 and 2007, forfeited amounts were not material to the financial statements.

h.	Administrative Expenses — The Company pays the majority of the Plan’s administrative expenses. Fees recorded in the Plan for the 2008 and 2007 Plan years relate to recordkeeping fees and participant loans, and are charged directly to those participant accounts.

2.	Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year presentation.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Where available, quoted market prices are used to value investments. Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective trusts are valued at contract value. Participant loans are valued at amortized cost, which approximates fair value. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock. Self directed brokerage accounts are valued at the asset value of investments held at year end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments	The estimated fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

December 31,	2008	2007

T. Rowe Price Stable Value Fund (common and collective trust)	$18,085,911	$16,564,594
T. Rowe Price Balanced Fund	$6,708,200	$10,586,925
T. Rowe Price Blue Chip Growth Fund	$6,177,653	$11,859,517
T. Rowe Price Equity Income Fund	$8,002,332	$14,619,111
Interface, Inc. Stock Fund	$3,253,532	$10,656,920

4.	Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs to the valuation methodology include
•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs other than quoted prices that are observable for the asset; and

•	Inputs that are derived principally or corroborated by observable data by correlation or other means.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Plan assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total

Mutual funds	$37,445,688	$—	$—	$37,445,688
Common and collective trust	—	18,085,911	—	18,085,911
Cash and cash equivalents	5,189	—	—	5,189
Interface, Inc. stock fund	3,253,532	—	—	3,253,532
TradeLink self-directed brokerage	229,096	—	—	229,096
Participant loans	—	3,065,380	—	3,065,380

Total plan assets at fair value	$40,933,505	$21,151,291	$—	$62,084,796

5.	Related Party Transactions	Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2008 and 2007, the Plan held 701,192 and 652,998 shares, respectively, of common stock of Interface, Inc., the sponsoring employer. The Plan also issues loans to participants, which are secured by the balances in the participants’ accounts.

6.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since reviewing the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the IRC. The Company is currently awaiting a response from the Internal Revenue Service.

8.	Risks and Uncertainties	The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Reconciliation to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500.

December 31,	2008	2007

Net assets available for benefits per the financial statements:	$62,504,931	$88,279,319

Adjustment from fair value to contract value for common and collective trust	(169,538)	98,485

Net assets available for benefits per Form 5500	$62,335,393	$88,377,804

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500.

December 31,	2008	2007

Net increase (decrease) in assets available for benefits per the financial statements:	$(25,774,388)	$8,269,213

Adjustment from fair value to contract value for common and collective trust	(268,023)	339,229

Net increase (decrease) in assets available for benefits per Form 5500	$(26,042,411)	$8,608,442

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE INTERFACE, INC. SAVINGS AND INVESTMENT PLAN
Date: June 17, 2009	By:	/s/ Patrick C. Lynch
Patrick C. Lynch, Member

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
Employer Identification Number: 58-1451243
Plan Number: 002
Form: 5500

	(b)	(c)		(e)
	Identity of	Description of	(d)	Current
(a)	Issuer	Investment	Cost	Value

*	T. Rowe Price Settlement Fund	Uninvested cash	a	$5,189

	Common Collective Trusts:
*	T. Rowe Price Stable Value Fund	18,255,449 units	a	18,085,911

	Mutual Funds:
	Ariel Appreciation Fund	74,805 shares	a	1,629,261
	N&B Socially Responsible Fund	43,374 shares	a	691,809
	Harbor International Fund	32,255 shares	a	1,294,085
	Janus Overseas	8,458 shares	a	203,827
	Munder Midcap Core GR FD	105,213 shares	a	1,803,358
*	T. Rowe Price Equity Index 500 Fund	3,716 shares	a	1,545,101
*	T. Rowe Price Balanced Fund	477,452 shares	a	6,708,200
*	T. Rowe Price Equity Income Fund	468,521 shares	a	8,002,332
*	T. Rowe Price Spectrum Income Fund	238,043 shares	a	2,458,983
*	T. Rowe Price Blue Chip Growth Fund	268,477 shares	a	6,177,653
	William Blair Small Cap Growth Fund	55,232 shares	a	651,181
	Vanguard Prime Money Market	1,244,513 shares	a	1,244,513
	Allianz RCM Technology Admin	18,822 shares	a	449,650
	Retirement Income Fund	6,237 shares	a	64,365
	Retirement 2005 Fund	2,892 shares	a	24,983
	Retirement 2010 Fund	34,619 shares	a	388,081
	Retirement 2015 Fund	77, 853 shares	a	646,180
	Retirement 2020 Fund	78,383 shares	a	870,834
	Retirement 2025 Fund	92,673 shares	a	735,822
	Retirement 2030 Fund	54,111 shares	a	603,887
	Retirement 2035 Fund	48,721 shares	a	379,537
	Retirement 2040 Fund	42,522 shares	a	471,148
	Retirement 2045 Fund	40,962 shares	a	302,300
	Retirement 2050 Fund	13,399 shares	a	83,074
	Retirement 2055 Fund	2,532 shares	a	15,524

	Total Mutual Funds			37,445,688

	TradeLink Investments — Self-Directed Brokerage	229,096 shares	a	229,096

*	Interface, Inc. Stock Fund — Employer Securities	701,192 shares	a	3,253,532

*	Participant Loans	871 loans with
		interest rates
		ranging between 5.00
		to 9.50 percent	—	3,065,380

	Total Investments			$62,084,796

*	Party-in-interest

a —	The cost of participant-directed investments is not required to be disclosed.